SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

DANA CORPORATION
(Name of Subject Company (Issuer))

DELTA ACQUISITION CORP.
ARVINMERITOR, INC.
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $1.00 PER SHARE
(Title of Class of Securities)

23581110
(CUSIP Number of Class of Securities)

Vernon G. Baker, II, Esq.
ArvinMeritor, Inc.
2135 West Maple Road
Troy, Michigan 48084
Telephone: (248) 435-1000
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Dennis J. Friedman, Esq.
Steven P. Buffone, Esq.
Gibson, Dunn & Crutcher LLP
200 Park Ave.
New York, New York 10166
Telephone: (212) 351-4000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

Not applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     ☒ third-party tender offer subject to Rule 14d-1.
     ☐ issuer tender offer subject to Rule 13e-4.
     ☐ going-private transaction subject to Rule 13e-3.
     ☐ amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

The following is a transcript of the webcast presentation held on July 8, 2003 by ArvinMeritor, Inc.

     Arvin Meritor Inc (ARM)
     Conference Call
     Tuesday, July 08, 2003 11:00 am
     Event Duration: 43 minutes

Event Transcript

Transcript produced by Fair Disclosure Financial Network, Inc.

FAIR DISCLOSURE FINANCIAL NETWORK 311 Arsenal Street Watertown, MA 02472 1-617-393-3354 www.fdfn.com

Arvin Meritor Inc (ARM)
Conference Call
Tuesday, July 08, 2003 11:00 am

Disclaimer: The information contained herein is the Fair Disclosure Financial Network Inc. (FDfn) textual representation of the applicable Issuer’s conference call. There may be material errors, omissions or inaccuracies in our reporting of the conference call described below. This transcript has not been reviewed or endorsed by the Issuer and this FDfn transcript is derived from audio sources over which Fair Disclosure Financial Network, Inc. has no control. Words and/or phrases that cannot be transcribed accurately are so indicated in the transcript. The audio conference call should be considered the ultimate source of this content. FDfn makes no representations with respect to and shall not be deemed to be rendering investment advice.

THE OPERATOR

Hello everyone and welcome to the Arvin Meritor conference call. Today’s conference call will be led by Larry Yost, ArvinMeritor’s Chairman and Chief Executive Officer. After the prepared remarks there’ll be a question-and-answer session. (CALLER INSTRUCTIONS). This call is being recorded. Your participation implies consent to our recording this call. If you do not agree to these terms, simply drop off the line. This call was copyrighted any rebroadcast is not authorized without the express written consent of ArvinMeritor. I would now like to turn the call over to Ms. Lin Cummins you may go ahead.

MS.     LINDA CUMMINS

Good morning everyone. I am Lin Cummins, Sr. Vice President of Communications at ArvinMeritor. I need to quickly read through some Safe Harbor language. I would also like to remind you that there is a slide presentation that is available on our website at www.ArvinMeritor.com that you can use to follow along as well. This conference call is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Dana or ArvinMeritor. ArvinMeritor intends to file with the Securities and Exchange Commission tender offer documents with respect to the proposed tender offer. Investors and security holders are advised to read such documents when they become available because they will include important information. Investors and security holders may obtain a free copy of any documents filed by ArvinMeritor with the SEC at the SEC’s web site at www.SEC.gov, from ArvinMeritor’s Investor Relations Department or from our information agents, MacKenzie Partners.

Our discussion may contain forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on currently available competitive financial and economic data and management views and assumptions regarding future events. However, forward-looking statements are inherently uncertain and actual results may differ materially from those projected as a result of certain risks and uncertainties. Throughout today’s discussion we may present important factors that could affect our results. You should also review our Securities and Exchange Commission filings for a more complete disclosure of risks that affect our results. With that out of the way, I would like to now turn the call over to our Chairman and CEO, Larry Yost.

MR.     LARRY YOST

Thank you, Lin. And good morning and thank you all for joining us. In addition to Lin with me here today are Terry O’Rourke, our President and Chief Operating Officer, Carl Soderstrom, our Chief Financial Officer, and Vernon Baker our General Counsel.

Let’s begin on slide 2. As most of you know by now, this morning we announced our intention to commence a tender offer to acquire all of the outstanding shares of Dana for $15 per share in cash. Our offer represents a 56 percent premium over Dana’s closing stock price on June 3rd, 2003. June 3rd was the last trading day before we first submitted our initial proposal to Dana in writing. Our our offer also represents a premium of 39 percent over Dana’s average closing stock price for the last 30 trading days and a premium of 25 percent over Dana’s closing stock price on Monday, July 7. The offer values Dana’s equity at approximately 2.2 billion, assuming 148.6 million shares outstanding. In addition, Dana has net debt and minority interest of approximately 2.2 billion, accounting for Dana Credit Corporation on an equity basis. That brings the total transaction value to approximately 4.4 billion.

We expected the transaction to be significantly accretive to ArvinMeritor’s earnings per share in the first year after the close of the transaction. Our objective is to complete the combination as soon as possible. We intend to commence a tender offer at $15 per share shortly.

Let me give you some background on the events that brought us to today’s announcement. It probably comes as no surprise to anyone that we have watched Dana very closely for some time now. It makes a perfect sense for us to pursue a business combination with Dana. Starting in the spring of 2001, we had extensive discussions with Dana about a transaction that would have combined our respective aftermarket businesses. With those discussions, ultimately never reached closures, they convinced us that there was a lot to be gained by combining our two businesses. Later we began to internally evaluate the possibility of a broader combination.

On June 4 of this year I spoke with and wrote Mr. Joseph Magliochetti, Dana’s Chairman, President and CEO, indicating our strong interest in pursuing a combination of our two companies. At that time, we proposed to acquire all of Dana’s shares for $14 per share in cash, representing a premium of 45 percent at that time. In that initial conversation, Mr. Magliochetti immediately reacted that Dana was not for sale without even consulting with his Board. Following a meeting of Dana’s Board we received a letter back from Mr. Magliochetti on June 13th stating that Dana had no interest whatsoever in pursuing a business combination with ArvinMeritor or entering into discussions with us regarding our all-cash merger proposal. We were surprised that Dana’s Board decided to forego even an initial meeting with us to discuss our proposal, especially considering the significant value we are prepared to offer Dana shareholder owners.

On June 16th we sent another letter addressed to Dana’s Board reiterating our interest in a business combination and highlighting some of the strategic benefits of such a transaction. Dana sent us their reply on June 19th again rejecting our proposal. We would prefer to meet face-to-face with Dana’s Board and its advisers to discuss our offer and to negotiate a mutually acceptable transaction. We have indicated a willingness to analyze whether a higher value is warranted in the context of friendly discussions. We have also indicated our willingness to be flexible in considering a mix of cash and stock if it will facilitate transaction.

Unfortunately, Dana has rejected our proposals and refused our request to enter into discussions. Therefore, we now believe it is necessary to take our improved $15 offer directly to Dana’s shareowners. Furthermore, we filed a lawsuit today in Virginia challenging the actions of Dana’s Board. Our offer will be subject to a number of conditions including among others, eliminate of Dana’s poison pill and satisfactory resolution of all required regulatory approvals including Hart Scott Rodino. We have carefully considered with counsel all relevant issues regarding the required regulatory approvals, and we’re confident that they can be obtained.

ArvinMeritor and Dana are an ideal combination. This is a solution that is great for our customers and employees, and great for both companies shareowners. We’re excited about this, committed to getting it done, and believe that this is a most effective way to bring our two companies together.

Let’s turn to slide 3. We believe that to thrive in the increasingly global and competitive automotive supplier industry, we must take actions today that will increase the opportunities available to our Company in the future and enhance value for our shareowners, customers and employees. This combination will create a premier automotive supplier that is better positioned to compete than either company can on its own. This transaction brings together the right combination of innovation, capabilities and resources to establish a stronger, more competitive global enterprise. It will give us the chance to accelerate organic growth. It will enable us to make additional strategic investments. And it will further enlarge our diversified product and service portfolios to better service our customers. ArvinMeritor is the ideal partner for Dana. And we have the management team that has proven it can successfully integrate a large scale transaction.

Turning now to slide 4. Why do we think this combination makes sense? First of all, the changing dynamics of the industry are a significant factor. The automotive supply industry is dramatically different today from that of just a few years ago. It is much more competitive and is truly a global business. With the increasing globalization of the OEM industry, our OEM customers are consolidating and demanding support support for their global platforms. Customers are encouraging suppliers to provide more complete, more integrated systems and solutions. And in addition, we are all facing significant pricing pressures, overcapacity and a shifting of R&D cost burdens in our direction. There is simply no going back. Our industry has struggled to keep up with these changes.

Both Arvin, Meritor and Dana have implemented restructurings, as most participants in the auto supply industry, but these stand-alone restructurings simply aren’t enough. In order to accelerate value creation I believe our industry needs the kind of restructuring that can only be achieved through outright consolidation. We see the combination of ArvinMeritor and Dana as just such an opportunity; an opportunity to create a stronger, more competitive company to the benefit of our shareowners, customers and employees.

Moving ahead to slide 5, our complementary businesses may ArvinMeritor and Dana a logical fit both operationally and financially. We both have light vehicle businesses representing a little more than half of our revenues. We are both suppliers to the commercial vehicle market. And our two aftermarket businesses fit nicely together. Altogether Dana stands out as a great partner. Together we will be a top five global automotive supplier with approximately 17 billion in annual sales and EBITDA of more than 1.3 billion. In North America, we would rank in the top three in terms of sales. We will be a worldwide leader in providing complete undercarriage and drivetrain systems capability to our customers ranging from light vehicle to class 8 trucks and everything in between.

We would also be one of the leading aftermarket suppliers. Not only would our competitive position be more attractive to our customers, but our increased scale, competitiveness and diversity would also provide us with the additional flexibility in the capital markets over the long-term.

Slide 6 gives you a summary of the financial highlights for both companies. On slide 7, we show composition of our combined revenues by business segment. As you can see from these charts, the combined company will benefit from a business mix that is more balanced than what either company has today. We will also be a more important supplier in each of our markets and to each our customers. With 36 percent of our combined revenues from the big three, 25 percent in commercial vehicles and 18 percent in the aftermarket, we think the combined company will have a good mix of business. We think this will reduce our exposure to the business cycles and any individual market segment, while at the same time making us a more strategic partner for each of our customers.

Slide 8 demonstrates how well our products complement one another. We expect to see benefits from a broadening of our product line where we have an opportunity to combine our capabilities into a more complete and integrative set of solutions for our customers. This’ll enable us to expand our content per vehicle. We are particularly excited about the prospect of developing a complete undercarriage and drivetrain systems technology capability to serve both the light and commercial vehicle industries.

We expect to strengthen our powertrain product portfolio as well. We believe that ArvinMeritor and Dana together will provide numerous technological and service benefits for our combined worldwide light vehicle, commercial truck and aftermarket customers.

Turning to slide 9, other financial benefits of the transaction include considerable sales, operating and cost synergies beyond what either company could achieve on its own. We’re confident based on publicly available information we will be able to achieve annual cost synergies in the range of 200 million. These will come from a combination of optimizing the use of our worldwide facilities, enhancing procurement leverage and implementing best practices, eliminating redundant corporate services, infrastructure and other SGA redundancies, and reducing sales and marketing overlap, working capital and fixed assets while accelerating long-term revenue growth. We expect to realize approximately half of the synergies in the first year following the completion of the merger and the full amount in the second year.

Turning now to slide 10. In addition to the combination of our companies presents an opportunity to benefit from shared practices. ArvinMeritor’s understanding and competency in outsourcing, inventory reduction and our disciplined budgeting and expense control will be applied to the combined company. We are committed not only to combine operational excellence, but also to combined financial discipline. We know how to integrate businesses and build strong brands. We have done it before and we have done it successfully. We have a proven track record of successful integration of large-scale mergers as shown by the merger of our predecessor companies Arvin and Meritor. I am confident that we will be able to join our two companies together to build a stronger, more efficient leader in the automotive supply industry that is well positioned for the future. A combination of Dana and ArvinMeritor will afford us the opportunity to combine the skills of each of our talented work forces.

Turning to slide 11, we believe the combination is compelling to the share owners of both companies. We anticipate this transaction will be significantly accretive to ArvinMeritor’s earnings per share in the first year after the close of the transaction. We’re confident that our offer will be well received by Dana’s share owners. Our offer permits Dana share owners to realize an attractive cash premium today, without bearing the risk of Dana’s long-term restructuring efforts. We are hopeful that Dana’s Board will recognize the significant benefits to Dana and its share owners and will reconsider our requests to meet with them to discuss our all-cash offer.

Turning to slide 12, we have been closely working with our financial adviser for some time now and have developed a financing plan that we believe is appropriate and achievable. We expect to work with our major relationship banks and put in place credit facilities to close the transaction. Postclosing we expect our financing plan will consist of a combination of a new, largely unutilized revolver, term debt, new accounts receivable securitization facility, and high yield bonds as appropriate. Details of the proposed financing package will be released in due time, but in our opinion, financing is not an issue.

Slide 13 gives us a summary of the approximate capitalization of the combined entity based on March 31, 2003, publicly available information for Dana and ArvinMeritor. We expect the pro forma company to have net debt of approximately 5.9 billion. This’ll be comprised of 3.5 billion for existing debt — net debt, and 2.4 billion of debt for the acquisition of Dana’s shares and related fees and expenses. The combined company will have a conservative, liquidity and debt maturity profile. Less than 800 million of existing term debt will mature before 2008. And we expect new transaction term debt will primarily have maturities between 5 and 10 years. We expect to maintain a sound capital structure, and we are committed to restoring an investment-grade credit rating, while maintaining our dividend.

Turning now to slide 14. This transaction brings together the right combination of innovation, capabilities and resources to establish a stronger, more competitive global enterprise. We are convinced that this transaction is strategically advantageous and will benefit share owners, employees and customers of both companies. The combination will enhance cost efficiency, while creating a strong global company that is well positioned to compete and thrive in a rapidly changing industry. We are committed to executing our financial plan with the objective of improving credit ratios. Our track record of integration and delivering value is a testament to our ability to execute this transaction successfully. Our board unanimously supports the combination of ArvinMeritor and Dana. We are committed to making this transaction a reality and will be moving ahead to accomplish that goal. That concludes my formal remarks, and I would be happy now to take your questions. Operator?

THE OPERATOR

(CALLER INSTRUCTIONS) John Casesa with Merrill Lynch.

THE CALLER

Larry, I just wanted to go back to this whole issue of combined business lines. Do you anticipate any antitrust issues, particularly in the heavy truck business? What about the aftermarket business where some product categories would be by far the dominant supplier? Is that anticipated in your plan here, the possible divestiture of some of these things?

MR.     LARRY YOST

John, we have studied this at great length with our advisors. And we anticipate that we will be able to get all of the regulatory approvals that are necessary.

THE CALLER

Secondly, are you at all suggesting that your permanent financing plan is the one you have outlined here. It seems to me at 87 or 88 percent debt to capital, you’re going to need some more equity at some point to get upgraded to investment-grade.

MR.     CARL SODERSTROM

John, this is Carl Soderstrom. I think starting out this is where we will be, but based on our analysis of the publicly available information and what we think we can do in terms of synergies, we believe that we should be able to reach investment-grade statistics in about three years after the close. We’re not assuming that we have to do any divestitures or anything else to make that happen.

MR.     LARRY YOST

John, Larry again. We expect to generate a lot of cash out of this process and be able to pay down debt.

THE OPERATOR

David Kimball with Lehman Brothers.

THE CALLER

It is Darren Kimball. Can I ask, Larry, if you could clarify the answer you just gave to John? When you say you expect to get all of the regulatory approvals, does that mean you expect to get them knowing that you might have to make substantial concessions, or are you saying that you do not expect there to be any antitrust issues in heavy truck or an aftermarket filters?

MR.     LARRY YOST

John, we expect to get the regulatory approvals without doing anything to diminish the value of this transaction.

THE CALLER

Okay. Still not sure I am clear about that. Let me ask just a separate question. Have you contemplated what would happen in the acquisition to the Toledo based headquarters?

MR.     LARRY YOST

Darrin, as I have indicated, we have had discussions with the CEO and sent letters. And we think we are making a proposal that adds real value, creates a real value for both sets of shareowners. But to date, they have refused to meet with us. So if they would only meet with us, we could start having discussions about this type of an item. And so far we have unable to so.

THE CALLER

Lastly, have you had talks with your customers, your major customers, about this yet, or is that something you plan to do now that it is public?

MR.     LARRY YOST

We think our customers are going to be pleased with this as well because of the trends toward outsourcing and systems and modules. And it should be quite clear to all of us that as a result of the product portfolio, the engineering capabilities, the technology that we will have in the new company, that we would be able to a much better job taking advantage of these trends than either company would be able to do alone.

THE OPERATOR

Richard Hilgert of Fahnestock.

THE CALLER

It is good to see you taking some action here on gaining on some of your regional objectives to grow the Company. I believe you said the your objective was to be a $15 billion revenue company?

MR.     LARRY YOST

There were numbers like that thrown around, yes.

THE CALLER

Would that bring you up to your objectives by acquiring Dana?

MR.     LARRY YOST

Richard, you and I have had a lot of discussions along these lines before, and sales in and of itself really isn’t what it is all about. It is one metric, but what is important is creating value, and with this proposal we’re going to create great value for Dana share owners with the cash and the premium. And as I have already indicated, it would be accretive for ArvinMeritor’s share owners in year one and year two, and would be very substantial.

THE CALLER

If the deal is completed here in the next coming months, we wouldn’t see accretion then until 2004 (multiple speakers).

MR.     LARRY YOST

No, you’d see accretion in the first 12 months following the close.

THE CALLER

Who would be the remaining competitors on commercial vehicle axles in that market? And who would be some of the remaining competitors in the aftermarket lines that you two have heavy market concentration in, like the filter business?

MR.     LARRY YOST

I think it is inappropriate to single out any of the product lines and talk about marketshares. You know that the combined company would have an extensive list of products in our portfolio, and each and every one of them has a long list of competitors. And what we see is a need for consolidation in the industry to address all of the pressures that we have that you are very aware of. And what this is all about is creating a great company that is going to create real value for both sets of investors and our customers and our employees.

THE CALLER

Are there any metrics that you could give us other than you mentioned that you would be able to experience 200 million in annualized savings? As far as the cash flow numbers are concerned, like in EBITDA margin or what kind of an operating margin might this combined entity be able to generate, those kinds of things.

MR.     LARRY YOST

Well you know, when I want answers to that type of questions I go to two people, Carl Soderstrom and Richard. When you get back to your office, your model is at least as good as us. And you can make all of the assumptions, and we will work with you on what those assumptions are. And you’ll come up with numbers that will be very, very impressive.

THE OPERATOR

David Ceno (ph) with the Kabelly (ph) & Co.

THE CALLER

This deal looks terrific for you if you can pull it off at this price. It is creative. It is obviously significantly accretive. It plays to your strengths. I guess, Larry, you have been around long enough to remember a Troy area company by the name of Bendix (ph) who tried to take over Martin Marietta, and they responded with something called a pac (ph) man defense. If Dana wanted to turn around and bid for you guys, at what price would your Board agree to something like that?

MR.     LARRY YOST

Now we are really speculating. What this call is about today is a proposal that we put on the table that is to acquire Dana and to acquire with a premium for their investors and very accretive for our investors. I think we will just stick to that subject.

THE CALLER

Second question, with Dana being in Virginia, just say no state, what does Arvin do to overcome that?

MR.     LARRY YOST

We have very good advisers that we have been working with and we are very comfortable on all of these issues.

THE OPERATOR

David Leiker with Robert W. Baird.

THE CALLER

As we look at the — you need $2.4 billion in debt. Can you give us, Carl, some perspective of how you think that structure cost is different on debt obligations you are looking at?

MR.     CARL SODERSTROM

I think Larry in his presentation covered the types of financing that we’re looking at, including revolver and some term bank debt, some high yield bonds and the like. And I think we’re confident that we have the ability to finance this transaction. And we have talked to a number of our banks. They are all very interested. We will be rolling out the specifics of how much in due time.

THE CALLER

On top of that you would have a new credit agreement with (inaudible) capacity?

MR.     CARL SODERSTROM

Yes, sir.

THE CALLER

How — can you define large?

MR.     CARL SODERSTROM

Larger than we have today.

THE CALLER

Larry, you made a comment that you expect to generate pretty significant cash flow. Can you quantify that? Would you expect it to be comparable to the two companies combined today, or do you think it would be greater than that?

MR.     LARRY YOST

Well, I dare not venture out on that, but I would suggest the same thing that I did to Richard is you’ve got very good models. You put the models together and make some of the assumptions about the interest and the synergy cost reductions and I think you’ll be pretty impressed.

THE CALLER

I think, Carl, you’d had made the comment that you expect to reach investment grade in three years without any equity?

MR.     CARL SODERSTROM

That’s correct.

THE CALLER

Lastly, as you look at the combination of the company there is great overlap there. Are you trying to — the combined powertrain, drivetrain systems — are there any pieces that you are missing?

MR.     LARRY YOST

David, there may be, but there too you’re familiar with our processes that we have with technology roadmaps and business strategy reviews. This would be a combination that we would need to spend quite a bit of time on to make certain, number one, that we implement the combination with perfection, as we have established a track record in the past. And then sometime in the future, should there be any gaps that would exist, we would take a look at it at that time.

THE OPERATOR

(CALLER INSTRUCTIONS) Brian Beardy (ph) Bank One.

THE CALLER

Just curious, if this is just round one in the transaction and there’s a potential that we may go higher from the current price that you’re talking right now, are you are amenable to at least using some equity in the bid for Dana?

MR.     LARRY YOST

Brian, I have already indicated that the issue is Dana’s management and Board has refused to have any discussion with us whatsoever. That if we could do so, there may be some more value that we could deliver. And on the other hand, if it would be necessary to accommodate a deal we would be flexible in terms of some equity.

THE CALLER

And also as far as the dividend is concerned, you obviously were talking about keeping the dividend where it is. My thought I guess over the long-term is hypothetically you folks are serious about getting back to investment-grade ratings. Is there a chance that you would reduce the dividend to get there?

MR.     LARRY YOST

You know that setting dividend policy is the responsibility of the Board of Directors. At this point in time, there has been no discussion about anything along those lines. But my opinion is that the cash that this business would generate would be more than sufficient to get us back to investment-grade rating, as we have said, within two or three years after the close and continue to pay the dividend that we currently have.

THE CALLER

I guess the dividend right now is only costing you guys about 30 million a year, is that right?

MR.     LARRY YOST

A little bit less.

THE OPERATOR

Ronald Kaddraf (ph) with Bank of America Securities.

THE CALLER

Can you just go through what you guys view as your return on capital today and when this transaction will be accretive to return on capital?

MR.     CARL SODERSTROM

This is Carl. We have not commented on that yet. And again, we need to get in and talk to them and understand their numbers. And when we do that, we will be more than happy to talk about what we can achieve when.

THE CALLER

Do you think, Larry, that this is important that your customers approve of this deal?

MR.     LARRY YOST

Of course, but I believe that they will. Our customers understand better than we what the supplier industry needs. I think we’re pretty close with all of our customers so that we’re on the same wavelength. I believe our customers will be very supportive of what we’re doing.

THE CALLER

So you don’t — is there any risk — we have seen transactions where there is risk that you lose business because either your customers don’t support it or they don’t like — they think you have too much concentration somewhere. Is there any risk of that?

MR.     LARRY YOST

I think there’s like zero risk.

THE CALLER

And then of the 200 million — last question — of the 200 million in synergies is that net of giving your customers anything? I think it is customary in this industry to give them a wedding present when you get married.

MR.     LARRY YOST

No, I don’t think so. This is what we expect to deliver incrementally. The pricing and the cost downs in this industry are something that is well understood by those of us that participate in the industry irrespective of we’re we’re coming from, meaning investment or supplier. But similarly I would like to point out that ArvinMeritor has had a track record of being very, very conservative. And we try to over deliver and meet our commitments. And we did exactly that on the Arvin/Meritor merger. The processes that we used we have talked about extensively in the past. And we expect to use a very similar process. And when we come up with a number, if it is 200 million, you can take it to the bank.

THE OPERATOR

Chet Lou (ph) of Barclays.

THE CALLER

Most of my questions have been entered. Really quickly, have you guys had conversations with the rating agencies prior to this proposed acquisition announcement?

MR.     LARRY YOST

We have talked to two of our three raiding agencies this morning simultaneously with the announcement.

THE CALLER

What were their comments about the acquisition and where ratings are going to settle?

MR.     LARRY YOST

They did not give us any indications, but I would expect you’ll hear from them shortly.

THE OPERATOR

Monica Keeney (ph) with Morgan Stanley.

THE CALLER

I was wondering if you could give us a sense of — well, first I want to review, on the Arvin and Meritor transaction, that was all stock, correct?

COMPANY REPRESENTATIVE

Yes, $2.00 cash per share as I recall.

THE CALLER

And so when you combined those entities how levered were you?

MR.     CARL SODERSTROM

This is Carl. I don’t have the numbers handy as to where we were then. We can get that information; we just don’t have it. We have been focusing on this deal today.

THE CALLER

How levered given the numbers that you have given us now — how levered would the new combined company be?

MR.     CARL SODERSTROM

We have given you the amount of debt that we expect to have, so I think you can calculate it.

THE CALLER

It looks over well over four times. Is that...?

COMPANY REPRESENTATIVE

You’ll have to run those numbers yourself.

THE CALLER

I guess the question — another way to ask the question would be what do you think maximum leverage on a combined entity could be?

COMPANY REPRESENTATIVE

I don’t think we’re prepared to comment on that. Right now we just want to focus on getting this deal done. We think the financing at the level that we have offered, which we think is a fair price, is very, very doable. And we think that that is not really an issue at this time.

THE CALLER

Is cash and stock transaction still an option?

COMPANY REPRESENTATIVE

I think I’ve touched on that before. If their management and the Board would just meet with us we could have discussions along those lines, if it would facilitate getting the deal done.

THE CALLER

The last question I have is on the financing. It is sounds like it is committed financing that you have. Would the bank debt in that scenario be secured?

COMPANY REPRESENTATIVE

We haven’t disclosed any of the details of the financing at this juncture. So just suffice to say, you know, we are highly confident that the financing is not going to be an issue and more details will follow in due process.

THE OPERATOR

Kathy Nolan of Solomon Asset Management. Linda Donnelly with Franklin Management Group.

THE CALLER

Do you have at this point in time any estimate as to time when a vote on this matter might commence?

COMPANY REPRESENTATIVE

It is far too early to talk about any of those things. We’re well advised as to what the steps are that we must go through. But today we’re talking about an offer that is on the table for an all-cash deal and we are very, very hopeful that Dana’s management and Board will sit down and talk with us.

Could we take two more questions, please? Only two more.

THE OPERATOR

Anthony White with J.P. Morgan.

THE CALLER

It is Kurt Ludcake (ph) from J.P. Morgan. I was curious, you mentioned that you have done a lot of work on the financing. And I’m curious if in order to — that is you worked through the Dana capital structure how much debt was going to have to be refinanced by contract, or to achieve the type of amortization schedule that you hope to achieve?

MR.     CARL SODERSTROM

You know we’re basing our assumptions on publicly available information. Dana has three bond issues that have some put conditions, whether or not they will be put is really uncertain at this time. So we will does have to wait and see.

THE CALLER

As far as you know, in terms of — those are the only contracts in the Dana structure where you might be forced to refinance something or terminate the deal?

MR.     CARL SODERSTROM

You have access to exactly the same information we do. Like I said, we are basing our assumptions on publicly available information. And you know, if we can get in and talk to them hopefully we will know more.

THE CALLER

You mentioned that you wanted to spread the maturities out. I’m curious if you would take additional Dana bonds out in order to achieve that type of amortization schedule?

MR.     CARL SODERSTROM

I think Larry mentioned that if you look at the existing bonds that are out there for both companies, and you add up all the maturities coming due between now and the end of 2008, or sometime into 2009, we are talking about something like $700 million in bonds coming due, and they are spread evenly over that time, maybe even a little back weighted. So I don’t think there’s any — there is no real credit crunch coming due anytime soon.

MR.     LARRY YOST

And we will have lots of liquidity. One more question.

THE OPERATOR

Gary Herbert with Morgan Stanley.

THE CALLER

I wanted to follow up on the Dana Credit Corp. You been using publicly available information, how much insight do you have into their credit portfolio, which represents I think about 18 to 19 percent of their asset base?

MR.     LARRY YOST

Again, all we know is what we can read in publicly available information, the same information that you read. One more reason for us to have an opportunity to sit down and talk with the Dana management and their Board to be able to get insight into those types of issues.

THE CALLER

Should you find any problems in that portfolio, would that cause you to reconsider the transaction?

MR.     LARRY YOST

We’re really speculating now. So — don’t dare venture out on that. Okay?

THE CALLER

Thank you.

MR.     LARRY YOST

I am sorry we have to cut off because of time. Feel free for any of you to contact us. We have given you the information. I appreciate all of you joining us today. And I just want you to know that ArvinMeritor is committed to quickly completing a transaction with Dana. And we will make all of our resources available to achieve that goal. We look forward to communicating with you about this transaction in the days to come. And thank all of you for participating in this conference call. Have a good day.

(CONFERENCE CALL CONCLUDED)

(CONFERENCE CALL CONCLUDED)

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